NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-14 June 28, 2007

Rubicon Appoints Vice President, Exploration

Rubicon Minerals Corporation (RMX.TSX - RBY.AMEX) is pleased to announce that it has appointed Matthew C. Wunder to the position of Vice President-Exploration.  Mr. Wunder has gained over 20 years of international experience with both major and junior mining companies managing key projects and developing new business opportunities throughout Canada, U.S.A., Mexico and Central America.  Matthew’s areas of expertise include resource evaluations and estimations, computer resource modeling, managing and project planning and implementation.  Most recently, Matthew headed up the mining group at a major consulting firm.

David Adamson, President and CEO said:  “We are very pleased to have Matthew aboard the new Rubicon to add his expertise and experience to our existing exploration team which is embarking on an $8.0 million exploration program this year, focused in Red Lake, Ontario and in Alaska.”

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company which is owned 32.8% by Rob McEwen. Rubicon controls over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to the Phoenix Project, Rubicon is currently drilling our 60% owned McCuaig project in Red Lake and is also carrying out drilling on its extensive Pogo district holdings in Alaska as part of its aggressive 12-month $8.0 million exploration program.

Forward-Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to the Company’s exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,       Toll free: 1.866.365.4706 or by E-mail at: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6
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